April 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Cheryl Brown

Re: Elate Group, Inc.

Registration Statement on Form S-1

Submitted April 1, 2022

File No. 333-264073

Dear Ms. Brown:

Please accept this letter as an amendment to the Registration Statement on Form S-1 (File No. 333-264073) filed with the Securities and Exchange Commission on April 1, 2022 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076 or phogan@buchalter.com.

Sincerely,
ELATE GROUP, INC.

/s/ Kevin Britt
Kevin Britt
CEO and President